Contact

www.linkedin.com/in/aireka-harvell-125584aa (LinkedIn)

Top Skills

Sales

Customer Relations

Customer Retention

Languages

English

Aireka Harvell

Leveraging AI to simplify local search; Digital Ethics; Consumer Privacy Advocate; Black Tech Ecosytem Developer
Nashville, Tennessee, United States

Summary

Co-Founder of Nodat, the first platform that empowers businesses and content creators to target the right audience in the right area via geo-targeting mobile marketing. Creator of geoNotes and smartNote push notifications. Save time. Don't waste another dime. Reach the right audience every time. We'll make sure your customers know that because Nodat knows them!

Co-Founder of Twende, the first accelerator for Black and Brown entrepreneurs at the Nashville Entrepreneur Center.

NBJ 40 Under 40 Honoree. Women Who Rock Nashville nominee. #AWS Impact Accelerator for Black Founders '22.

I am powerful and dynamic speaker for topics related to entrepreneurship as a BIPOC founder, women's and youth empowerment. I foster transparent conversations about my experiences to help organizations who aim to help BIPOC founders achieve access to capital and early BIPOC entrepreneurs who seek the psychological skills to keep themselves motivated. I have spoken for Women of AT&T, The National Coalition of 100 Black Women, SBA SCORE, Katherine Brown Leadership Academy and many more.

I have a decade of experience in high scale customer loyalty with AT&T and American Express Plenti Loyalty. I am a volunteer mentor for the #SBA SCORE program where I share my knowledge and teach pitch workshops. I have judged pitch competitions for SCORE, YALE UNIVERSITY, AT&T and Connected Nations.

Experience

Nodat Inc.
Founder

June 2020 - Present (2 years 11 months)

Nashville, Tennessee

Nodat simplifies the search process by leveraging Artificial Intelligence to provide personalized recommendations based on each user's specific needs.

Nashville Entrepreneur Center

4 years 7 months

Co-founder of Twende

February 2019 - Present (4 years 3 months)

Nashville, Tennessee

Co-founded an annual summit and 12-month cohort that connects founders of color to the necessary resources and networks in Nashville to grow and scale their company.

InFlight Accelerator Graduate

October 2018 - October 2019 (1 year 1 month)

Nashville, Tennessee

InFlight Accelerator participated in a 12-month startup accelerator at the Nashville Entrepreneur Center.

AT&T

10 years 8 months

Loyalty & Retention Team Lead

April 2007 - November 2017 (10 years 8 months)

Greater Nashville Area, TN

Assisted in the development of loyalty and retention agents. Assisted in coaching, training, and pushing key metrics. Increased retention rates of IPTV and High Speed Internet. Graduated AT&T Management Development program. Worked with the AT&T Plenti Loyalty team to increase program signups during customer interactions.

Sales Associate- Loyalty & Retention Org

April 2007 - July 2015 (8 years 4 months)

Greater Nashville Area, TN

Responsible for retaining customers of internet, television, and home phone services and increasing loyalty to the AT&T brand. Handled complex escalated customer issues and developed a resolution best for the customer and the company.

Education

Cumberland University

Bachelor of Business Administration (B.B.A.), Business Administration and Management, General · (2010 - 2015)

Middle Tennessee State University

Master's of Professional Studies, Strategic Leadership · (2015)